LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

RECEIVED
2004 NOV -2 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

04045888

Date: October 25, 2004

Leeward announces Attawapiskat drilling commences

James W. Davis, President, is pleased to announce that an auger drilling program is currently underway on Leeward's Attawapiskat claims in the James Bay Lowlands of northern Ontario. This program is designed to test a number of gravity anomalies detected during a ground survey of the claims completed this spring. The auger drilling program will acquire basal till and/or weathered kimberlite samples from the target areas defined by this gravity data. These residual gravity anomalies are consistent with the magnitude of gravity anomalies known to be associated with kimberlite bodies hosted by carbonate rocks elsewhere in Canada.

There have been many diamond-bearing kimberlites discovered in the Attawapiskat area. DeBeer's alone has discovered 18 pipes of which 16 were found to be diamondiferous. The Victor diamond pipe has been slated for production in 2006. This pipe is characterized by the presence of large blue-white diamonds in one phase of the Victor kimberlite Other companies active in the region include Metalex, Arctic Star, Pele Mountain, and Spider Resources.

For further information, contact James W. Davis at (403) 265-4077, ext.1.

SUPPL

PROCESSED
NOV 03 2004
THOMSON FINANCIAL

dlw 11/3

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